

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 11, 2020

Via E-Mail

Amos W. Barclay, Esq.
Holland & Hart LLP
1800 Broadway, Suite 300
Boulder, CO 80302

   Re: CNL Healthcare Properties, Inc.
     Schedule TO-T filed August 3, 2020 by Comrit Investments 1, Limited
      Partnership and Comrit Investments Ltd.
     SEC File No. 005-90567

Dear Mr. Barclay:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

1. Please tell us how and when you complied with the dissemination requirements set forth in Rule 14d-4.

Summary Term Sheet, page 4

2. You state that "Purchaser currently has sufficient funded capital to fund all of its commitments under this Offer." We note that you also commenced an offer for shares of KBS Real Estate Investment Trust II, Inc. Please revise your offer document to disclose, if true, that you have sufficient capital to fund all of your commitments for these and any other ongoing tender offers.

Section 2. Acceptance for Payment and Payment for Shares; Proration, page 9

3.   You state that you will pay for shares tendered "within three business days following the completion of the Offer, subject to any extensions of such time period that may be necessary due to the settlement practices of non-traded REITs." Disclose how long you expect this to take, and how you will comply with your obligation under Rule 14e-1(c) to promptly pay for tendered Shares.

We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions